Exhibit 1.01
Christopher & Banks Corporation
Conflict Minerals Report
For the reporting period from January 1, 2013 to December 31, 2013

This Conflict Minerals Report (the "Report") of Christopher & Banks Corporation (the "Company") has been prepared pursuant to Rule 13p-1 and Form SD (the "Rules") promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2013 to December 31, 2013.

The Rules require disclosure of certain information when a company manufactures or contracts to manufacture products and the minerals specified in the Rules are necessary to the functionality or production of those products. The specified minerals are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten, which we collectively refer to in this Report as the "Conflict Minerals". The "Covered Countries" for purposes of the Rules and this Report are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola. A portion of the Company's operations contract to manufacture products, and certain Conflict Minerals are necessary to the functionality or production of certain of those products.

Description of the Company's Products Covered by this Report

This Report relates to products: (i) for which Conflict Minerals are necessary to the functionality or production of that product; (ii) that were manufactured, or contracted to be manufactured, by the Company; and (iii) for which the manufacture was completed during calendar year 2013.

These products, which are referred to in this Report collectively as the "Covered Products", are: all apparel which contain clasps, zippers, fasteners or buttons necessary to its functionality and which the Company reasonably determined it contracted to manufacture.

The Company's Due Diligence Framework

The Company has conducted a good faith reasonable country of origin inquiry ("RCOI") regarding the Conflict Minerals. This good faith RCOI was designed to determine whether any of the Conflict Minerals that were necessary to the functionality or production of a Covered Product originated in the Covered Countries and, if so, whether the Conflict Minerals were from recycled or scrap sources. The Company also exercised due diligence on the source and chain of custody of the Conflict Minerals. The Company's due diligence measures have been designed to conform to the framework in Annex 1 of the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chain of Minerals from Conflict-Affected and High Risk Areas: Second Edition (the "OECD Guidance").

The Company's Due Diligence Process

The Company does not purchase Conflict Minerals directly from mines, smelters, refiners or otherwise. The Company's supply chain with respect to the Covered Products is complex, and there are many third parties in the supply chain between the ultimate manufacturers of the Covered Products and the original sources of materials, including any Conflict Minerals. The Company must therefore rely on its vendors to provide information regarding the origin of Conflict Minerals that are included in the Covered Products.

Following the adoption of the Rules, the Company formed a cross-departmental working group comprised of representatives from the Company's Vendor Compliance, Planning & Allocation, Production & Sourcing, Legal, Merchandising, Finance and Logistics departments (the "Working Group"). The Company, primarily through the Working Group, conducted a due diligence process from approximately September, 2013 through March, 2014. The Working Group developed an internal policy and guidelines for the due diligence process. The due diligence process included distributing a questionnaire, drafted by the Working Group based upon the OECD Guidance, to all vendors with which the Company contracted to manufacture the Covered Products (25 vendors). The questionnaire was based on the template developed jointly by the Electronic Industry Citizen Coalition and the Global E-Sustainability Initiative. It sought information from each such vendor regarding whether the Covered Products the vendor manufactured on the Company's behalf contained Conflict Minerals, as well as the source of any such Conflict Minerals, and whether any Conflict Minerals used in the Covered Products may be from recycled or scrap sources. The Company received completed questionnaires from all vendors it so solicited and evaluated those responses based upon a set of criteria developed by the Working Group and consistent with the OECD

Guidance. A number of vendors indicated that they did not know whether Conflict Minerals necessary to the functionality of the Covered Products were present in the goods that we contracted to manufacture with that vendor. The Company engaged in follow-up communications with at least one vendor based upon the identified criteria, in order to confirm that their responses addressed the Covered Products for the calendar year in question.

Based on the information obtained pursuant to the due diligence process, the Company does not have sufficient information to determine the country of origin of the Conflict Minerals in the Covered Products.

Product Determination

After exercising the due diligence described above, the Company was unable to conclude whether any Conflict Minerals present in and necessary to the functionality of the Covered Products originated in the Covered Countries and, if so, whether the necessary Conflict Minerals were from recycled or scrap sources. Based upon this determination, an independent private sector audit is not required.

The Company's Plan on a Going-Forward Basis

As noted above, the Company relies upon its vendors to provide information about the source of any Conflict Minerals contained in any Covered Products. As part of its due diligence process, the Company provided its vendors with information regarding the Conflict Free Smelter Program ("CFS") and the CFS Program Compliance Smelter List. Going forward, the Company intends to continue to work with its vendors regarding product components and the source of those components in an effort to attempt to identify the smelters and refiners of the Conflict Minerals used in and necessary to the functionality of the Covered Products.

2